PowerShares Exchange-Traded Fund Trust II

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

December 21, 2015

Ms. Marianne Dobelbower

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	PowerShares Exchange-Traded Fund Trust II—Request for Withdrawal of Certain Post-

Effective Amendments to the Trust’s Registration Statement

Dear Ms. Dobelbower:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, PowerShares Exchange-Traded Fund Trust II (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-138490 and 811-21977) relating to PowerShares S&P 500 High Momentum Portfolio, a series of the Trust (the “Fund”):

Post-Effective Amendment No.	Filing Date	Accession Number
373	December 14, 2012	0001104659-12-084363
376	January 11, 2013	0001104659-13-002002
383	February 8, 2013	0001104659-13-008797
392	March 11, 2013	0001104659-13-019104
400	April 10, 2013	0001104659-13-028297
408	May 10, 2013	0001104659-13-040331
414	June 6, 2013	0001104659-13-047407
418	July 3, 2013	0001104659-13-053126
420	August 1, 2013	0001104659-13-058785
422	August 30, 2013	0001104659-13-067420
424	October 1, 2013	0001104659-13-073204
428	October 30, 2013	0001104659-13-079143
432	November 26, 2013	0001104659-13-087086
434	December 23, 2013	0001104659-13-091909
438	January 21, 2014	0001104659-14-003259
443	February 19, 2014	0001104659-14-011355
448	March 20, 2014	0001104659-14-021277
451	April 18, 2014	0001104659-14-028604
455	May 16, 2014	0001104659-14-039675
456	June 13, 2014	0001104659-14-045871
458	July 11, 2014	0001104659-14-051152
460	August 8, 2014	0001104659-14-058691
462	September 5, 2014	0001193125-14-333384
464	October 3, 2014	0001193125-14-362954
465	October 31, 2014	0001193125-14-391180
466	November 28, 2014	0001193125-14-427903

469	December 23, 2014	0001193125-14-451833
472	January 21, 2015	0001193125-15-015728
474	February 19, 2015	0001193125-15-053588
478	March 20, 2015	0001193125-15-099693
481	April 17, 2015	0001193125-15-134737
485	May 15, 2015	0001193125-15-189389
490	June 12, 2015	0001193125-15-221273
492	July 10, 2015	0001193125-15-249934
496	August 7, 2015	0001193125-15-282374
500	September 4, 2015	0001193125-15-312638
507	October 2, 2015	0001193125-15-336096
517	October 30, 2015	0001193125-15-359346
524	November 27, 2015	0001193125-15-389511

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Fund. No securities have been issued or sold in connection with the Amendments.

If you have any questions, please contact Mark Greer at (312) 807-4393. Thank you.

Very truly yours,

PowerShares Exchange-Traded Fund Trust II

By:	/s/ Anna Paglia
Anna Paglia
Secretary